

Mail Stop 3720

July 27, 2007

David C. Chapin, Esq.
Ropes & Gray LLP
One International Place
36th Floor
Boston, MA 02110

> **Re:** **BT Triple Crown Holdings III, Inc.**
> **Amendment No. 1 to Form S-4**
> **Filed July 9, 2007**
> **File No. 333-143349**

Dear Mr. Chapin:

      We have reviewed your filing and your response letter submitted on July 9, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover page

1.   Revise to clarify that the additional consideration will consist of cash only.

Summary, page 1

2.   We note your statement, in response to our prior comment 10, that all shares of Class A common stock that you possibly will issue to Highfields Funds are being registered on this Form S-4. Please revise the Summary section to disclose this fact, and to quantify the number of shares that may be issuable to Highfields Funds in the event the shareholder elects to receive only Holdings common stock.

Material United States Federal Income Tax Consequences, page 7

3.   Revise to state in clear, plain language how shareholders will be taxed rather than vaguely referring to the various consequences "to the extent" that the exchange is treated as a redemption or as a contribution.

Conditions to the Merger, page 7

4.   Please revise this section to include your response to our prior comment 17.

Risk Factors, page 17

The incurrence of indebtedness to pay the cash portion of the Merger Consideration…[,]" page 21

5.   Your response to our prior comment 21 indicates that you are not able to determine the specific amount of Clear Channel's cash flow that will be used to pay principal and interest on the debt. Yet we note that you have disclosed payment obligations on a pro forma basis in the table of contractual obligations appearing on page 46. Please revise the risk factor to provide investors with some form of quantitative information relating to Clear Channel's future debt repayment obligations.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Data, page 39

6.   We note your response to our prior comment 26. Please disclose the impact of the other management shareholders exchanging their current holdings for Rollover Shares on the table on page 40. If the impact is not material, disclose this fact.

Contractual Obligations; Indebtedness and Dividend Policy Following the Merger, page 46

7.   State that the amounts shown in the table are in thousands of dollars.

8.   To the extent known, disclose the anticipated consequences of default under the senior secured credit facilities.

Board of Directors and Management of Holdings, page 49

Compensation Discussion and Analysis, page 53

9.   You state in the introductory paragraph that the company's executive compensation program as a whole will not be finalized until after the consummation of the merger. Please include a risk factor addressing the

uncertainty regarding the philosophy or objectives of Clear Channel's future compensation programs, as well as the policies or practices for the implementation of those programs.

Annual Incentive Bonus, page 55

10.   Disclose here that, pursuant Section 5(a) of letter agreements entered into with each of Mark Randall and L. Lowry Mayes, if in any year the surviving company achieves 80% of OIBDAN, each of those executive officers is entitled to receive a minimum bonus of $1 million. Also, disclose OIBDAN and given an example of how it is calculated. Also revise to provide more specific information about the "certain performance goals" and the minimum bonuses that the named executive officers will be eligible to receive upon satisfaction of those goals under "Employment Agreements with Named Executive Officers" on page 57.

Background of the Merger, page 67

11.   After reviewing your response to our prior comment 32, we continue to believe that you should provide Item 4(b) disclosure of the November 16, 2006 Watson Wyatt opinion and file its opinion and consent as exhibits to the Form S-4. The Commission has stated, in the Adopting Release for Form S-4, that "Item [4(b)] requires that if the registrant or the company being acquired has obtained a report, opinion or appraisal from an outside party as to the transaction and refers to such opinion in the prospectus, then the information called for by Item 9(b)(1) of Schedule 13E-3 must be furnished." Business Combination Transactions; Adoption of Registration Form, Release No. 33-6578 (Apr. 23, 1985) at [*28]. In this regard, it appears that the management arrangements are integrally related to the merger and that the management arrangements have not been modified, to a material extent, since the date of the Watson Wyatt opinion provided November 16, 2006. Also provide us with any analyses, reports, presentations, or similar materials provided to or prepared by Watson Wyatt in connection with rendering its advice.

Further, it is not clear to us how the analyses set forth on the various Goldman Sachs presentations are "substantially similar" to those described under "Opinion of Clear Channel's Financial Advisor" in light of the changing valuation ranges in the opinions Goldman Sachs provided to the Clear Channel board on separate occasions. Please revise to provide full Item 4(b) disclosure about each of the Goldman Sachs presentations (beginning with the October 13, 2006 presentation). Your expanded disclosure should summarize any material differences in the information presented over time.

Alternatively, provide a more detailed analysis of why each of the Goldman Sachs presentations and the Watson Wyatt opinion are not material.

12.   We have considered your revisions in response to our prior comment 34. However, we note your disclosure on page 83 that "significant shareholders of Clear Channel had privately or publicly made known their opposition to the merger at $39.00 per share and their lack of interest in shares of capital stock of the surviving corporation following the merger…." Please revise the disclosure on page 84 to clarify whether any of the "substantial majority" of stockholders who expressed a willingness to consider a stock election (during the meetings between May 7, 2007 and May 17, 2007) are the same as any of the significant shareholders of Clear Channel who had expressed their lack of interest in shares of stock of the surviving corporation. Furthermore, if any of the shareholders expressing a willingness to consider a stock election are identical to the shareholders that previously indicated a lack of interest in shares of stock of the surviving corporation, please clarify why they changed their opinions towards a stock election option (assuming they expressed the reasons for the change).

13.   Revise the new disclosure in the first full paragraph on page 84 to clarify whether the Highfields Funds were one of the "most significant shareholders" or the "majority of the ten shareholders with the largest holdings" that met with the board throughout May 2007. Furthermore, clarify whether the Highfields Funds were part of the "broad group of [Clear Channel's] shareholders expressing a willingness to consider a stock election."

Reasons for the Merger, page 85

14.   We note your revisions in response to our prior comment 37. Clarify what you mean by the statement that the ability to retain an equity interest "is not necessitated by the terms of the merger." Also revise the related risk factor discussion appearing on page 18 to address the consequences to shareholders as a result of the board's limited recommendation, whether legal or otherwise.

15.   Despite your revisions in response to prior comment 38, we believe that additional context is needed in a number of the factors that the board considered so that investors can adequately assess this information. For example:

*   expand the first bullet point on page 86 to briefly address what the board considered with respect to the challenges faced by Clear Channel and explain why the challenges and risks supported its decision to enter into the merger agreement;
*   revise the second bullet point to describe the board's conclusions regarding Clear Channel's prospects and the uncertainty associated with the radio industry;

- revise the third bullet point to briefly explain what the board concluded about each strategic alternative so that it is clear why the alternatives were rejected; and
- clarify why the board considered "the fact that entities affiliated with the Sponsors would control Holdings" (page 88) to be a potentially negative factor.

16. We reissue prior comment 14 in part. Please revise the last bullet on page 86 to address <u>how</u> the board considered, if at all, the fact that Goldman Sachs' fees are contingent. Similarly revise to explain how the board's decision to rely upon Goldman Sachs' opinion was impacted, if at all, by the fact that Goldman recently provided or currently provides services to THL Partners, Bain and their affiliates.

<u>Opinion of Clear Channel's Financial Advisor, page 101</u>

17. After reviewing your revisions in response to our prior comment 44, we continue to believe that further revisions are necessary. Please provide more specific disclosure of how Goldman Sachs arrived at each of the valuation ranges cited in the opinion. For example, disclose the method by which Goldman Sachs calculated the weighted average cost of capital (including the cost of debt and the cost of equity), how the final weighted average cost of capital was used to arrive at the discounted cash flow valuation range, and how that estimated cost of capital was used to calculate the valuation ranges under the other analyses. As another example, identify the "selected companies which exhibited similar business characteristics to Clear Channel" (page 105), disclose each company's one-year forward EBITDA multiples, and quantify and discuss the adjustments Goldman Sachs made to the multiples (page 105). Also, explain how Goldman Sachs determined the amount of proceeds from the sale of the small market radio and TV assets for purposes of the sum-of-the-parts analyses (pages 105 and 106). These are merely examples. The discussion of Goldman Sachs' opinion should include a sufficiently detailed discussion of the methods used and the figures relied upon to arrive at each of the valuation ranges.

18. Our prior comment 46 sought Item 1015(b)(4) disclosure of the compensation Goldman Sachs received for all services provided to Clear Channel and its affiliates, as well as otherwise material disclosure in the form of the fees paid for services that Goldman provided to Bain, THL Partners, and their affiliates during the past two years. Please revise to quantify the total fees that Goldman Sachs has received from each of Bain, THL Partners, and their affiliates during the last two years.

Material United States Federal Income Tax Consequences, page 108 & Exhibit 8.1

19.   We note that you have filed a short-form opinion from Ropes & Gray on the material tax consequences of the transaction. Please revise the discussion on pages 108 through 110 to clearly state that the discussion and each of the conclusions are the opinion of Ropes & Gray LLP. Similarly revise the summary on page 7 and the tax risk factor on page 18 to state that those summary discussions are based on counsel's opinion. Delete any references to what you "believe" regarding the treatment of the transactions as two separate transactions and replace them with counsel's opinion. Further, ensure that counsel presents its full opinion in this section of the document starting on page 108 and clearly identify upon what counsel is opining.

20.   Under "Exchange of Clear Channel Common Stock for a Combination of Holdings Common Stock and Cash," clearly explain how—when electing to receive a combination of cash and stock—the total cash received by a U.S. holder will be allocated between "Clear Channel Cash" versus "Sponsor Cash."

21.   We note the disclosure that, for purposes of the deemed redemption, a U.S. holder "should be treated as recognizing taxable gain or loss…." We similarly note the disclosure in the risk factor on page 18 that U.S. holders "should recognize taxable gain" in the deemed exchange transaction. Please revise to phrase the opinions more definitively. If tax counsel is using the "should" language because uncertainty exists regarding the tax consequences or it is unable to opine on the matter, it should explain why it cannot give a "will" opinion and describe the degree of uncertainty in the opinion.

22.   We note your disclosure on page 110, under the sub-heading "Recharacterization of the Merger by the Internal Revenue Service." Clearly state counsel's opinion as to whether the transaction will be treated as a redemption or a contribution. If counsel cannot opine on the matter, then you must clearly state that is the case and address why it is not able to opine on this material tax consequence. If counsel states that it cannot opine on this matter, then you should not suggest that the deemed redemption is more likely to occur, as you do under "Exchange of Clear Channel Common Stock for a Combination of Holdings Common Stock and Cash." Alternatively, counsel may issue a "should" or "more likely than not" opinion with respect to this particular tax consequence, explain the reasons for the doubt and disclose the degree of the uncertainty.

23.   Please revise to delete the last sentence of the paragraph starting with "Recharacterization of the Merger by the Internal Revenue Service." It is not appropriate to provide a tax opinion, summarize the tax consequences and then tell shareholders they "are urged to consult" their own tax advisor. Also revise the identical language appearing in the related risk factor.

24.   Advise Ropes & Gray to revise the short-form opinion, filed as Exhibit 8.1, to delete the statement that in the opinion of counsel, the discussion under the caption "Material United States Federal Income Tax Consequences" is "accurate in all material respects." Counsel should clearly state, in the short-form opinion, that the discussion underneath the caption is the opinion of counsel and that it confirms its opinion as set forth in that section of the document. In addition, since the opinion states that counsel has no obligation to update its opinion, then have counsel clarify that the opinion speaks through the date of effectiveness of the registration statement. Counsel can do this through disclosure or by filing another opinion dated the date of effectiveness.

Representations and Warranties, page 125

25.   Your statement that the representations and warranties were "made to and solely for the benefit of [the parties to the merger agreement]" may continue to imply that the referenced merger agreement does not constitute public disclosure under the federal securities laws. Please revise to delete this potential implication pursuant to prior comment 50.

Signatures, page II-5

26.   Revise your signature page to comply with our prior comment 54. In the column next to the signature of the individual serving as your Principal Financial Officer, you should revise to disclose that individual's role as "Principal Financial Officer" (regardless of that person's formal title).

Exhibits

27.   We note your response to our prior comment 56. Since you do not expect to finalize the debt financing arrangements until shortly before closing, and since shareholders should have an opportunity to consider the extent to which financing may not be assured, please file the commitment letters as exhibits to the Form S-4. Alternatively, please provide us with copies of the commitment letters for our review, understanding that we may have further comments upon review of the letters.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Derek B. Swanson, Attorney-Adviser, at (202) 551-3366, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Michele M. Anderson
Michele M. Anderson
Legal Branch Chief

cc: David B. Antheil
        Akin Gump Strauss Hauer & Feld LLP
        Via Facsimile: (310) 229-1001